Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International’s Pure Sunfarms Doubles Targeted Annual

Production to 150,000 Kilograms by Exercising its Option on

Village Farms-Owned 1.1 Million Square Foot Delta 2 Greenhouse Facility

Vancouver, BC, April 1, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by Village Farms in Delta, British Columbia. The Delta 2 facility is a newer, nearly identical “sister” facility immediately adjacent to the 1.1 million square foot Delta 3 greenhouse facility, which is already one of the largest cannabis production operations in the world.

The addition of the Delta 2 greenhouse operation doubles Pure Sunfarms’ total production area to 2.2 million square feet and, with conservatively targeted annual production of approximately 75,000 kilograms of dried cannabis, doubles its annual cannabis production potential to approximately 150,000 kilograms. Pure Sunfarms also expects to benefit from further economies of scale resulting from the concentration of 2.2 million square feet of production area at a single location, which will further support the Company’s goal to be the high-quality, low-cost cannabis producer in Canada. The existing automated propagation operation (nursery) in the Delta 3 facility will provide propagation for the Delta 2 facility, enabling more of the footprint of the Delta 2 facility to be devoted to flower rooms than in Delta 3, which is expected to generate further cost efficiencies.

“With an ongoing shortage of supply from Canadian cannabis producers, Village Farms is thrilled that Pure Sunfarms’ has made the decision to more than double its production capacity with the addition of Delta 2 – just three weeks after the option became exercisable,” said Michael DeGiglio, Chief Executive Officer, Village Farms and Co-Chair, Pure Sunfarms.

“Pure Sunfarms is setting itself apart amongst the top echelon of Canadian licensed producers, achieving its conversion and production ramp up milestones, meeting or exceeding expectations on quality, yield and cost, and delivering profitability in its first full quarter of operations. The unmitigated success of the conversion, licensing and production ramp up of the Delta 3 facility, alongside the outstanding performance of Pure Sunfarms’ management and operational teams, gives us great confidence in their ability to execute on the Delta 2 facility. Delta 2 will also benefit from the continued support of Village Farms, with its decades of large-scale, low-cost operational experience and greenhouse design and systems acumen, as well as the significant learnings gained through the conversion and ramp up of the Delta 3 facility.”

Mr. DeGiglio added, “Exceptional growing operations are the foundation of great agricultural brands. Pure Sunfarms is already one of the largest and most capable producers in the Canadian cannabis industry and more than doubling its production capacity will further leverage this crucial competitive advantage as it establishes itself as a premier vertically integrated supplier. I look forward to reporting on the continued progress at Pure Sunfarms, and the significant contribution of that progress to Village Farms’ financial results and value for our shareholders.”

Pure Sunfarms will immediately begin design and procurement for the conversion of the Delta 2 facility for cannabis production. As with the Delta 3 facility, Pure Sunfarms plans a phased conversion to expedite time to production and revenue generation. Conversion of the external infrastructure, including that for the electrical distribution system, is expected to commence in Summer 2019. Village Farms, on behalf of Pure Sunfarms, has already secured 24 MW of power from the local utility to support supplemental lighting and post-harvest equipment at the Delta 2 facility. As with the Delta 3 facility, personnel from the existing Village Farms growing and maintenance teams and skilled labour force will be transitioned to Pure Sunfarms. Pure Sunfarms is targeting to complete its first harvest at the Delta 2 facility by mid-2020 and achieve full run-rate production in the fourth quarter of 2020. All targeted production timelines are subject to the timing and receipt of requisite Health Canada licenses. Pure Sunfarms plans to begin the process of applying for a cultivation license for the Delta 2 facility as soon as possible, which it will pursue as a “second-site” license application.

In accordance with the terms of the joint venture agreement with Emerald Health Therapeutics (“Emerald”) for Pure Sunfarms, Village Farms’ is contributing the Delta 2 facility to the joint venture and Emerald will contribute an aggregate of CAD$25 million in cash. Emerald’s cash contribution will fund a portion of the conversion of the Delta 2 facility to cannabis production, which is estimated to cost approximately CAD$60 million, consistent with the cost of conversion of the Delta 3 facility. The remainder of the conversion costs will be funded entirely by Pure Sunfarms.

Pure Sunfarms continues to have an option on the 2.6 million square foot Delta 1 greenhouse facility, one of the single largest greenhouse footprints in North America, which is immediately adjacent to the Delta 2 and Delta 3 facilities, and which continues to be owned and operated by Village Farms. The Delta 1 option expires on September 28, 2021. Should Pure Sunfarms fail to exercise the Delta 1 option, the terms if the joint venture agreement permit Village Farms to convert and operate the Delta 1 facility for the production of any agricultural crop.

Mr. DeGiglio commented, “As Pure Sunfarms progresses with the conversion of the Delta 2 facility, it will evaluate the opportunity around the Delta 1 option. If the Delta 1 option is exercised, Pure Sunfarms would have a total of 4.8 million square feet of production area, which is conservatively estimated to yield a total of 330,000 kilograms of cannabis production annually, providing the potential to address a considerable portion of the entire Canadian market, while providing even greater cost efficiencies.”

Village Farms also announced that Pure Sunfarms has entered into a subsequent supply agreement with Emerald, which will commence upon the expiry of the current supply agreement at the end of 2019. Under the new supply agreement, Emerald will purchase up to 25% of Pure Sunfarms’ production in 2020, 2021 and 2022 at prevailing wholesale market prices.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA)

greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws. Village Farms has established a joint venture, Village Fields Hemp, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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